FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 23, 2005

Hanson PLC Trading Statement

Hanson PLC, the international heavy building materials company, is issuing this trading statement in advance of the August 3, 2005 announcement of its interim results for the six months ending June 30, 2005. The interim results will be reported under International Financial Reporting Standards (IFRS) and definitions and comparatives in this statement therefore also follow IFRS.

Overview

Hanson expects to deliver a strong performance for the first half of 2005, continuing progress made in the second half of last year. Operating profit, including earnings from acquisitions, is expected to be approximately 20% ahead of the first half of 2004 (2004 - £165.6 million, on an IFRS basis).

The improvement comes from many areas of the group, led by Hanson Building Products North America and Hanson Aggregates UK. Generally, higher selling prices and cost saving initiatives have offset continued increases in input costs in most divisions.

Significant progress has also been made to develop the group through bolt-on acquisitions and total acquisition spend for the first half is expected to be close to £300 million, including the transactions announced today.

To date this year, there have been no significant property disposals (2004 - £9.8 million). The translation of foreign currency earnings is expected to have a small negative impact on the first half of 2005 compared with the first half of 2004.

Trading update

Hanson Aggregates North America is expected to deliver increases in operating profit and underlying margins for the first half of 2005 compared to the first half of 2004. The improvements are driven primarily by higher selling prices and the benefit of cost reduction initiatives. These factors more than offset reduced property profit of approximately £8 million and higher input costs. Aggregates volumes to date are behind 2004 and have been affected by the slow start to the year in certain of our major markets due to adverse weather.

Hanson Building Products North America continues to build on its strong performance in the second half of last year. Operating profit for the first half of 2005 is anticipated to be significantly ahead of the difficult first half of 2004. This has been achieved, despite ongoing input cost pressure, by price increases and has been supported by improved volumes, particularly in concrete products.

Hanson Aggregates UK is beginning to realise the benefits of the reorganisation changes introduced last year and cost reductions are on target to deliver annualised savings of £10 million. To date, price increases have been held against a background of lower aggregates volumes. Operating profit and margins are expected to be significantly higher than for the first six months of 2004.

Hanson Building Products UK has experienced weaker demand and first half heritage brick volumes in 2005 are expected to be below the first half of 2004. Price increases were achieved but input costs, particularly natural gas, increased during the period. Operating profit for the first half of 2005, after the inclusion of earnings from acquisitions, is expected to be above the first six months of 2004.

The first half operating profit for Hanson Australia & Asia Pacific is expected to be similar to the first six months of 2004. In Australia, volumes in some markets have started to slow from recent buoyant levels but selling prices remain firm. Operations in Asia Pacific are improving slowly, albeit in difficult markets.

Hanson Continental Europe is expecting reduced operating profit in the first half of 2005 compared to a very strong first half of 2004.

Development update

Development spend on acquisitions is expected to be close to £300 million for the first half of 2005. This includes approximately £100 million spent on four US acquisitions announced today:

  Three acquisitions in the San Francisco Bay area of northern California - Mission Valley Rock Company, Berkeley Ready Mix Company and Berkeley Asphalt Company. With an estimated 60 million tons of permitted aggregates reserves, Mission Valley Rock controls some of the largest remaining reserves of increasingly scarce land-based aggregates in the San Francisco Bay area.

  Acquisition of the assets of Sherman Pipe, a concrete pipe and pre-cast concrete products business in Alabama and Georgia, which expands Hanson's existing presence in the southeast region of the USA.

  In addition, Hanson has today announced the disposal of its 50% interest in Campbell Concrete and Materials, a ready-mixed concrete business operating in Houston, Texas.

The integration of Marshalls Clay Products and Thermalite, acquired earlier in 2005 by Hanson Building Products UK for a combined cost of £185 million, is progressing well and both are performing in line with expectations.

Bolt-on acquisitions in both aggregates and building products continue to be an important part of Hanson's strategy and further opportunities are being pursued.

Financing update

Finance costs are expected to be similar to the first six months of 2004 (£27.8 million) and include interest income relating to pensions and other US post employment benefits. The impact of adopting International Accounting Standards (IAS) 32 and 39 from January 1, 2005 is not expected to be significant.

The underlying effective tax rate for 2005, including tax relating to joint-ventures and associates, is expected to be similar to 2004 (21.0%). Sensitivities to the tax rate include changes in legislation, profit mix and non-recurring items recognised under IFRS. Cash tax will increase in 2005 against 2004, largely due to significant US capital allowances which reduced 2004 payments but which are not available in 2005.

Net debt will increase in the first half, primarily due to acquisition spend. The impact of foreign exchange and IAS 39 is also likely to increase net debt. This will lead to a corresponding increase in gearing. Hanson will continue to selectively repurchase its shares on a routine and gradual basis and spent £5.4 million buying back 1,150,000 shares in the first half of 2005.

Discontinued operations

Discontinued operations will primarily consist of a post-tax first half charge of approximately £10 million (equivalent to $30 million pre-tax) for asbestos.

Asbestos
Approximately 7,500 new asbestos claimants are expected to file in the first half of 2005. Resolutions for the same period are estimated to be around 4,000, over 90% of which are expected to be dismissed. On this basis, outstanding claimants at the half year will be approximately 139,250 compared to 135,750 at the end of December 2004.

First half gross costs are expected to be between $20 million and $25 million compared to $32 million in the first half and $27 million in the second half of 2004. The net cost after insurance is assumed to be approximately 70% of the gross cost for the period. Determination of the amount of available insurance cover continues to be the subject of litigation and negotiation.

The provision for the gross cost of asbestos over the next eight years continues to assume an average annual gross cost of $60 million, equivalent to £20 million post-tax. The P&L charge for the half year is therefore $30 million, or approximately £10 million post-tax. On this basis the closing gross cost provision at June 30, 2005 is expected to be approximately $485 million before insurance, tax and discounting.

Hanson supports Federal reform but believes that the likelihood of success remains uncertain given the complexities involved and the political nature of the process through the Senate and House of Representatives. In the meantime, Hanson's subsidiaries will continue to litigate and negotiate for additional insurance cover and will look to settle only those cases with proven disease and product identification

Outlook

Overall, Hanson expects further progress in the second half of 2005, albeit against a strong second half in 2004.

Underlying volume patterns for the remainder of 2005 are expected to follow similar trends to those experienced in the first half of this year, with the possible exception of further weakening in Australia.

Input cost increases continue, particularly in areas such as energy and US employee benefits. As a result, maintaining strong selling prices will be a priority for all divisions. Whilst much of the incremental benefit of the cost saving initiatives in Hanson Aggregates North America has been delivered, the initiatives in Hanson Aggregates UK are on track to deliver additional earnings against the second half of last year.

A conference call for analysts, hosted by Alan Murray (Chief Executive) and Jonathan Nicholls (Finance Director), will take place today at 8.00am (BST). The dial-in number is +44 (0)20 8901 6902. A recording of the conference call will be available for 48 hours from 11.00am (BST) today. The dial-in number is +44 (0)20 8515 2499 (PIN number 654570#), or, for US investors, +1 416 640 1917 (PIN number 21124353#).

Further information on Hanson can be found at www.hanson.biz

Inquiries:            Nick Swift / Carol Ann Walsh
                              Hanson PLC
                              Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.
  Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.
  Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.
  High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    June 23, 2005